

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 20, 2015

Thomas M. Rutledge
Chief Executive Officer
Charter Communications, Inc.
400 Atlantic Street
Stamford, CT 06901

      **Re:**     **Charter Communications, Inc.**
              **Preliminary Proxy Statement on Schedule 14A**
              **Filed June 26, 2015**
              **File No. 001-33664**

Dear Mr. Rutledge:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Larry Spirgel

                                    Larry Spirgel
                                    Assistant Director
                                    AD Office 11 – Telecommunications

cc:     Steven A. Cohen
        DongJu Song
        Wachtell, Lipton, Rosen & Katz